Exhibit 23

The Board of Directors
Trans Pacific Bancorp:

We consent to the incorporation by reference in the registration statement (Form S-8 No. 33-39190) pertaining to the Trans Pacific Bancorp Employee Stock Ownership Plan and Trust and in the registration statement (Form S-8 No. 33-39191) pertaining to the Trans Pacific Bancorp Non Qualified Stock Option Plan, of our report dated February 7, 1997, relating to the consolidated balance sheets of Trans Pacific Bancorp and Subsidiary as of December 31, 1996, and 1995, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996, which report appears in the December 31, 1996 annual report of Trans Pacific Bancorp incorporated by reference in this annual report on Form 10-K for the year ended December 31, 1996.

/s/KPMG Peat Marwick LLP
San Francisco, California
March 10, 1997